Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
Telex: 91734 SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

02 OCT 28 AM 11:45

ANGLO IRISH BANK

02055624

21 October 2002

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791) 12g3-2 (b) Exemption.

SUPPL

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

pp. R. Murphy

Encl.

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

10/31

STOCK EXCHANGE

DATE	ANNOUNCEMENT
28 August 2002	Notification of Substantial Holding
9 September 2002	Dealing by Director (x1)
11 September 2002	Six Month Block Listing Return
14 October 2002	Notification of Substantial Holding

COMPANIES REGISTRATION OFFICE

30 August 2002	Form B5 - Return of Allotments/Companies Capital Duty 143,000 new shares.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS No: 467431

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Zurich Financial Services Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

1,884,000 shares registered in the name of Eagle Star Life Assurance Company of Ireland Ltd and 11,750,201 shares registered in the name of Threadneedle Asset Management - UK as registered owners on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Eagle Star Life Assurance Company of Ireland Ltd (including subsidiaries and clients)	**1,884,000**
Threadneedle Asset Management - UK (and clients)	**11,750,201**

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

0.0%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary €0.32

10. Date of transaction

Not stated

11. Date company informed

28 August 2002

12. Total holding following this notification

13,634,201

13. Total percentage holding of issued class following this notification

4.193 %

14. Any additional information

15. Name of contact and telephone number for queries

Ronan Murphy (01) 6162506

16. Name and signature of authorised company official responsible for making this notification

Ronan Murphy

Date of notification

29 August 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No: 649574

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Anton Stanzel

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

1,231

8. Percentage of issued class

0.0004 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.23

13. Date of transaction

9 September 2002

14. Date company informed

9 September 2002

15. Total holding following this notification

1,231

16. Total percentage holding of issued class following this notification

0.0004%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

10 September, 2002

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of scheme

Share Option Scheme

3. Period of return:

From **1 March 2000** To **31 August 2002**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,227,811

5. Number of shares issued / allotted under scheme during period:

1,426,000

6. Balance under scheme not yet issued / allotted at end of period

3,801,811

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Listed 10 January 2001
5,000,000 Listed 15 October 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

325,270,454

Contact for queries

Name **Ronan Murphy**

Address **Stephen Court, 18/21 St Stephen's Green, Dublin 2**

Telephone **00 353 1 616 2506**

Person making the return

Name **Ronan Murphy**

Position **Company Secretary**

Signature

SCHEDULE 5

Irish Stock Exchange

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
Irish Stock Exchange

AVS No. ____

Please ensure the entries on this return are typed

1. Name of company:	Anglo Irish Bank Corporation plc	
2. Name of scheme:	Share Option Scheme	
3. Period of return:	From 1/3/2002	To 31/8/2002
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period	5,227,811	
5. Number of shares issued/allotted under scheme during period:	1,426,000	
6. Balance under scheme not yet issued/allotted at end of period:	3,801,811	
7. Number and class of share(s) (amount of stock/debt securities) Originally listed and the date of admission	5,000,000 Listed 10/1/2001 5,000,000 Listed 15/10/2001	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

325,270,454

Contact for queries:	Address:
Name: Ronan Murphy	Anglo Irish Bank Corporation plc Stephen Court, 18/21 St Stephen's Green Dublin 2.
Telephone: (01) 616 2506	

Person making return:

Name: Ronan Murphy

Position: Company Secretary

Signature: [signature]

SCHEDULE 2

BLOCK ADMISSION SIX MONTHLY RETURN

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP.
If you require assistance, please call the Company Services Help Desk on 020 7797 1600.

1.	Full Name of Issuer	Anglo Irish Bank Corporation plc
2.	Name of Scheme	Share Option Scheme
3.	Period of return From	1 March 2002
	To	31 August 2002
4.	Number and class of securities not issued under scheme	5,227,811
5.	Number of securities issued/allotted under scheme during period	1,426,000
6.	Balance under scheme not yet issued/allotted at end of period	3,801,811
7.	Number and class of securities (amount of stock/debt securities) originally admitted	5,000,000 Listed 10/1/2001 5,000,000 Listed 15/10/2001
8.	Date of admission	

Please confirm total number of securities in issue at the end of the period in order for us to update our records.

325,270,454 Ordinary shares of Euro 0.32

Signed [signature] Date 11/9/2002

~~Director or~~ secretary ~~or other authorised officer~~, for and on behalf of

Name of issuer: Anglo Irish Bank Corporation plc

Contact at the issuer regarding this return

Name: Ronan Murphy

Email address: ronanmurphy@angloirishbank.ie

Telephone number: 00 353 1 616 2506

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS No: 526870

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Threadneedle Asset Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

12,216,174 shares registered in the name of Threadneedle Asset Management as registered owners on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Threadneedle Asset Management **12,216,174**

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary €0.32

10. Date of transaction

Not stated

11. Date company informed

14 October 2002

12. Total holding following this notification

12,216,174

13. Total percentage holding of issued class following this notification

3.76 %

14. Any additional information

15. Name of contact and telephone number for queries

Ronan Murphy (01) 6162506

16. Name and signature of authorised company official responsible for making this notification

Ronan Murphy

Date of notification

14 October 2002

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 30/08/2002
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Suzie Cruess-Callaghan 45 Pellant Road, London SW6 7NA, UK	Ordinary Euro 0.32	5,000
Caryann Cook Flat 2, 8 Ulverston, Walthamstow, London E17 4BW, UK	Ordinary Euro 0.32	5,000
John Cotter Ardbrack, Riverside, Carrigaline, Co Cork	Ordinary Euro 0.32	50,000
John Hayden 24 Frankfort Park, Dundrum, Dublin 14	Ordinary Euro 0.32	10,000
Frank Hunt 20 Blaydon Road, Luton, Bedfordshire, LU2 0RP, UK	Ordinary Euro 0.32	10,000

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj

cOform

B

Consideration for allotment(s) consist of ***(✓ as appropriate)***

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
133,000	Ordinary	0.32	0.77	103,013.84
10,000	Ordinary	0.32	1.09	10,919.75

Denomination Euro

Conversion rate, if any

Total value of consideration € 113,933.59

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under Share Option Scheme

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature R. Murphy

Date 11 September 2002.

Name *Block letters please*

Ronan Murphy

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 30/08/2002
notes one and two

or made from ______________ to ______________

E

Value of assets contributed or to be contributed

1. Total from Section C	€ 113,933.59
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 113,933.59
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 113,933.59

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

	€ 113,933.59
Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 1,140.00
Interest for 0 months *note five*	€ 0.00
Total Due (CCD)	€ 1,140.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Eur 12.00
+
~~€12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee)	€ 1,152.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

Company Number 22045 **Form B5(euro) Continuation sheet**

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Mary Lydon 19 Griffeen Glen Dene, Brookwood, Lucan, Co Dublin	Ordinary Euro 0.32	7,000
Aoife Maguire 63 Rothe Abbey, South Circular Road, Kilmainham. Dublin 8	Ordinary Euro 0.32	5,000
Seamus McGill 42 Woodside, Old Rathfarnham, Dublin 14	Ordinary Euro 0.32	30,000
Dymphna Nolan 43 Glencairn Drive, Leopardstown Valley, Leopardstown, Dublin 18	Ordinary Euro 0.32	5,000
Eugene O'Donnell 3 Woodgrove, Wheaton Hall, Dublin Road, Drogheda, Co Louth	Ordinary Euro 0.32	3,000
Michelle Power Galway Road, Gort, Co Galway	Ordinary Euro 0.32	5,000
Pia Schaich 1150 Wien, Witzelsbergerg 13/1, Austria	Ordinary Euro 0.32	3,000
Geraldine Shields Ballygurraun, Athenry, CO Galway	Ordinary Euro 0.32	5,000